Exhibit 99.5

BenchmarkPortal Joins NICE inContact DEVone Developer Program
Adding Automated Benchmarking to CXexchange Marketplace

iBenchmark enhances CXone with benchmark data that drives improvement programs for nice inContact users

Salt Lake City, September 13, 2017 – NICE inContact (Nasdaq:NICE) today announced that BenchmarkPortal has joined the DEVone developer program and has automated benchmarking products available on CXexchange marketplace, the most extensive technology ecosystem currently available in the customer experience market. Products on CXexchange are designed to integrate with NICE inContact CXone™, the world’s No. 1 cloud customer experience platform.

NICE inContact CXone empowers organizations to provide an exceptional customer experience by acting smarter and responding faster to ever-changing consumer expectations. To meet the needs of organizations of all sizes, CXone combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence (AI)—all on an Open Cloud Foundation.

BenchmarkPortal’s iBenchmark offering provides automated benchmarking that augments CXone reporting capabilities with regular updates of key performance metrics that managers use for measuring their operational progress and their competitive position. BenchmarkPortal manages the world’s largest database of contact center metrics, which CXone customers may now leverage for the first time through the use of iBenchmark.

NICE inContact customers will benefit from the iBenchmark automated benchmarking by enabling managers to:
•	Automatically see their competitive position on key performance metrics, without having to pore over management reports and input data manually;
•	Map their negative metrics to specific people, process and technology issues with assistance from iBenchmark experts;
•	Develop improvement programs that will demonstrably save money for the contact center and improve the customer experience;
•	Leverage their iBenchmark experts to help track progress and compute savings, improvements in revenue, and ROI.

All contact center operations need to track and improve their competitive position. iBenchmark provides all this and more, at a very affordable price.

“We are very excited for this partnership with NICE inContact and being part of CXexchange,” said Bruce Belfiore, BenchmarkPortal CEO. “Our technology helps customers obtain vital benchmarking data, and, by including seasoned professionals as part of the offering, we provide a level of service and business intelligence found nowhere else. iBenchmark relies on our patented technology, and is now integrated with CXone.”

DEVone offers partners broad tools and resources to enable them to create new applications on CXone including over 250 available APIs, extensive documentation and support, and access to an online developer community. Companies interested in how iBenchmark works with CXone can visit CXexchange to view the application, see a demo and read reviews. CXexchange is a centralized, state-of-the-art marketplace for developers to market and sell their CXone-based applications.

Paul Jarman, CEO, inContact:
“CXone is an open technology platform allowing companies like BenchmarkPortal to provide innovations to all of inContact’s end users. Having products readily integrate with CXone, like iBenchmark, provide value-added services to help contact center operations improve competitive positions. We welcome Benchmark Portal as part of the CXexchange marketplace.”

About NICE inContact
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

NICE inContact is the cloud contact center software leader, with the most complete, easiest and most reliable solution to help organizations achieve their customer experience goals. Recognized as a market leader by Gartner, IDC, Frost & Sullivan, Ovum and DMG, inContact continuously innovates in the cloud and is the only provider to offer a complete solution that includes NICE inContact CXone cloud, an expert service model and the broadest partner ecosystem. www.incontact.com

NICE inContact Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@incontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.